UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 27, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-           .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, January 26 2009,

entitled “Information Relating to Interim Management Statements”.

26 January 2009

INFORMATION RELATING TO INTERIM MANAGEMENT STATEMENTS

Vodafone Group Plc (“Vodafone”) is publishing today additional information to assist investors and analysts in their understanding of Vodafone’s results for the quarter ended 31 December 2008 to be announced on 3
February 2009.

Following the organisational announcements on 9 and 29 September 2008, the results are now presented in the new regional structures:

  -   The Africa & Central Europe Region comprises Vodafone’s interests in the Czech Republic, Ghana, Hungary,
Kenya, Poland, Romania, Turkey and Vodacom in South Africa.

  -   the Asia Pacific & Middle East Region comprises Vodafone’s interests in Australia, China, Egypt, Fiji, India,
New Zealand and Qatar.

Vodafone Germany and Arcor are now presented as one segment following the acquisition of the remaining
26.4% of Arcor in May 2008, taking the Group’s ownership to 100%, and the alignment of the internal management structure.

All periods within Vodafone’s Interim Management Statements will be presented on the revised basis when published on 3 February 2009.

Previously published information on the revised basis is available on www.vodafone.com/investor.

- ends -

For further information:

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated January 27, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary